April 10, 2009

VIA EDGAR AND UPS

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Mohegan Tribal Gaming Authority

Form 10-K for the fiscal year ended September 30, 2008

Filed December 29, 2008

File No. 033-80655

Dear Ms. Cvrkel:

This letter sets forth the responses of the Mohegan Tribal Gaming Authority (the “Authority”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 23, 2009 regarding the Authority’s Form 10-K for the fiscal year ended September 30, 2008 and Form 10-Q for the fiscal quarter ended December 31, 2008. For the convenience of the Staff, the caption headings and text of your comments have been reproduced herein, and the responses to your comments follow and are numbered to correspond to the numbered paragraphs in your letter.

Annual Report on Form 10-K for the fiscal year ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 48

Overview, page 48

Project Horizon, page 50

1.

We note your disclosure that on September 22, 2008 you announced the suspension of the hotel, retail, and parking garage elements of the Earth Expansion component of Project Horizon as a result of the ongoing national economic recession and you intend to re-evaluate the feasibility of the suspended elements in approximately 12 months. In light of the significant amount of costs incurred on the project that are currently recorded as construction in progress on the balance sheet, please provide us with, and disclose in future filings, the specific factors management will consider in determining

Ms. Linda Cvrkel	April 10, 2009
Securities and Exchange Commission

the future of this project. Also, please tell us why you believe it is appropriate to wait 12 months to re-evaluate the feasibility of this project rather than making an evaluation at the end of each reporting period. It would appear that the adverse economic conditions during the latter part of fiscal 2008 and continuing into fiscal 2009 may indicate that the carrying amount of the construction in progress may not be recoverable, and you would be required to perform an interim impairment test on this asset under paragraph 8 of SFAS No. 144. Please tell us if you performed such an analysis on the construction in progress asset during the first quarter of 2009 or if you expect to do so before September 30, 2009.

Response: The Authority has made the decision, from a business and economic perspective, to re-evaluate the feasibility of restarting Project Horizon after a 12 month period as it would allow sufficient time for management to assess and gain additional insight regarding the strength of the economy in our market area as well as the Authority’s future operating trends. We believe such a period will also provide sufficient time for the Authority to strengthen its financial position and for the credit markets to stabilize.

The specific factors that the Authority will consider in determining the future of Project Horizon are as follows:

•	financial performance

•	cash flow projections expected to be realized from the project

•	estimated total project costs

•	ability to obtain financing

•	the state of the economy

•	industry trends and competition

These factors will be disclosed in the Authority’s future filings.

Please note that, in connection with the Authority’s accounting analysis relating to the project, we performed an impairment analysis as of December 31, 2008 in accordance with paragraph 8 of SFAS No. 144 as a result of adverse changes in the business climate of the casino and hospitality sector. This impairment analysis was performed utilizing the lower revenue assumptions associated with the delay in Project Horizon and the current decline in the gaming sector. As a result of our analysis, the Authority determined that no impairment existed as of December 31, 2008. The Authority plans to continue to monitor the above factors and any other developments that may impact project status and any potential impairment issues for future interim periods.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-8

General

2.

In your consolidated financial statements, we note no disclosure of the accounting method for accruing a base jackpot liability. With respect to the method for accruing this liability, casino companies have interpreted the requirement in Section 2.09-.10 of

Ms. Linda Cvrkel	April 10, 2009
Securities and Exchange Commission

the Casino Audit guide differently. In this regard, we have noted that some accrue the liability as games are played under a matching concept, while others accrue only incremental jackpot amounts owed where every coin played adds to the jackpot total. Please expand your notes to describe this liability and address how you recognize and measure the liability in your consolidated financial statements.

Response: The Authority accounts for base jackpots in accordance with Section 2.09 of the AICPA Audit Guide. Section 2.09 states that “Base jackpots are charged to revenue ratably over the period of play expected to precede payout; however, if immaterial they are charged to revenue when established.” The Authority charges base jackpots to revenue when established as we deem all base jackpots to be immaterial. The total amount of base jackpots as of September 30, 2008 was approximately $1.0 million. Accordingly, in future filings, Note 2 – Summary of Significant Accounting Policies will disclose the following:

“Base Jackpots

A base jackpot is the fixed, minimum amount of a slot machine payout for a specific combination. The Authority charges base jackpots to revenue when established. These amounts are included in other current liabilities in the accompanying balance sheets.”

Other Intangibles Assets, page F-10

3.	We note your disclosure that you assessed the Mohegan Sun trademark for impairment at September 30, 2008 and 2007 and determined that no impairment existed. We also note your disclosure in Note 11 that the suspension of Project Horizon, recent operating trends and increased competition in the Northeast gaming market all had the effect of decreasing estimated future Mohegan Sun revenues. Please explain to us how these factors and expected decrease in future revenues was considered in the impairment analysis of the Mohegan Sun trademark. If these factors were not considered in the impairment analysis, please explain to us why not.

Response: On an annual basis the Authority updates its projections based on recent trends, the state of the economy and the competitive environment in which the Authority operates. In addition, the Authority takes into consideration current marketing data, gaming industry reports and statistical trend analysis when updating its projections. With respect to the Authority’s annual impairment analysis for the fiscal year ended September 30, 2008, the following assumptions were factored into the Authority’s projections:

•	decrease in revenues due to the suspension of Project Horizon;

•	decrease in revenues due to recent operating performance;

•	decrease in revenues due to increased competition from Northeastern U.S. casinos/VLT facilities, including Foxwoods/MGM in Connecticut, Twin River in Rhode Island and Empire City in New York; and

•	decrease in revenues due to the anticipated opening of a new gaming facility (Aqueduct Racetrack in New York) and a potential VLT facility in the Catskills region of Eastern New York.

Ms. Linda Cvrkel	April 10, 2009
Securities and Exchange Commission

Utilizing the resulting projections, the Authority determined that no impairment existed for its Mohegan Sun trademark asset as of September 30, 2008.

Note 10 – Commitments and Contingencies, page F-27

Pocono Downs Purchase Settlement, page F-31

4.	We refer to your disclosure that the Authority entered into an agreement with the sellers of Pocono Downs, whereby, the Authority will receive a refund of the purchase price equal to $30 million. Your disclosure indicates that you have accounted for the amounts to be received as a receivable and non-operating gain. Please tell us why you believe it was appropriate to recognize a gain of $24.5 million, including specific references to the relevant technical accounting literature which supports your conclusions. As part of your response, please explain to us the nature and timing of the circumstances leading up to the amendment and refund to the original purchase price, including an explanation of why an amendment was necessary. Also, please tell us if any of these amended terms were related to pre-acquisition or other contingencies established at the time of the purchase in January 2005. We may have further comment upon receipt of your response.

Response: Background and discussion of accounting treatment relating to the amendment of the agreement with the sellers of Pocono Downs are as follows:

Background:

In October 2004, the Authority entered into a purchase agreement (“Purchase Agreement”) with subsidiaries (the “Sellers”) of Penn National Gaming, Inc. (“Penn National”), pursuant to which the Authority acquired the Pocono Downs entities for a purchase price of approximately $280.0 million. The Purchase Agreement provided the Authority with post-closing termination rights in the event of certain materially adverse legislative or regulatory events. Under the terms of the Purchase Agreement, these rights were to vest if, subject to certain conditions contained in the Purchase Agreement, by July 1, 2006, either Downs Racing L.P.’s application for a Category One Slot Machine License had been denied or had not been issued by the Pennsylvania Gaming Control Board (“PGCB”) as a direct result of the conduct of the Sellers (or certain of their related entities), or no conditional or permanent gaming licenses had been issued by the PGCB. Upon vesting, the Authority would have had the right to require the Sellers (or certain of their related entities) to repurchase the interests in the Pocono Downs entities (the “Put Option”).

After the closing of the purchase in January 2005, the following adverse events took place which led to the August 2006 amendment:

(1)

An unfavorable final ruling by the Pennsylvania Department of Revenue in July 2006 on the local share tax assessment on slot revenues that significantly raised the effective tax rate above the Authority’s understood gaming tax rate at the time of purchase. The local share tax assessment is levied by state law as a component of the Pennsylvania Race Horse Development and Gaming Act. The ruling by the Pennsylvania Department

Ms. Linda Cvrkel	April 10, 2009
Securities and Exchange Commission

of Revenue had the effect of increasing the amount paid for the local share tax assessment from approximately $3 million per year to approximately $10 million per year, in effect increasing the effective tax rate from 55% to 63%. The increase in the effective tax rate negatively affected the underlying economics of the transaction, as compared to those that were anticipated at the date the Purchase Agreement was executed.

(2)	The Pennsylvania state government delayed the issuance of gaming licenses from the original planned date in late 2005. The approval of Downs Racing’s license occurred in September 2006, which consequently delayed the planned opening date of the slot machine facility from the Summer of 2006 to November of 2006.

As a result of these post-closing events, in July 2006 the Authority began discussions with Penn National to renegotiate the terms of the Authority’s post-closing termination rights. As a result, in August 2006, the Authority and the Sellers entered into an amendment to the Purchase Agreement (the “Amendment”). The Amendment provides that the Authority will receive an aggregate refund of $30.0 million of the original purchase price for the Pocono Downs entities, payable in five installments, upon each of the first five anniversaries of the opening date of slot machine operations at Mohegan Sun at Pocono Downs, of $7.0 million, $7.0 million, $6.5 million, $6.0 million and $3.5 million. Pursuant to the Amendment, the Sellers and the Authority agreed to modify certain provisions of the Purchase Agreement, including: (a) the elimination of the Authority’s post-closing termination rights, including the Put Option provision; (b) the elimination of the Sellers’ indemnification obligations related to a certain property tax litigation with the Wilkes-Barre Pennsylvania School District; and (c) the elimination of the Sellers’ indemnification obligations for costs in excess of $2.0 million incurred with respect to remedial actions in connection with certain environmental conditions at the Pocono Downs facility.

Accounting Treatment:

As part of its initial purchase accounting relating to the Pocono Downs entities, the Authority assessed whether it was required to assign a value to the Put Option on the opening balance sheet as part of the allocation of the purchase price. In accordance with SFAS No. 5 and SFAS No. 141, no value was assigned to the Put Option because the likelihood of exercise was considered remote based on the planned opening date in the Summer of 2006.

With respect to the Amendment, the Authority believes that SFAS No. 141 (paragraph 41) is applicable in this situation since the Amendment was initially discussed, negotiated and consummated after the end of the allocation period (i.e., January 2006 which was one year after the acquisition date). As such, in order to comply with SFAS No. 141 (paragraph 41), the settlement was recorded by the Authority as a gain in the statement of income in the period the adjustment was determined (quarter ended September 30, 2006).

The Amendment was recorded in accordance with Statement of Financial Accounting Concepts No. 5 (at its present value of $24.5 million utilizing the Authority’s then risk-free

Ms. Linda Cvrkel	April 10, 2009
Securities and Exchange Commission

rate of investment) since the applicable provisions provided that the payment will be made in five installments coinciding with the first five anniversaries of the opening date of slot machine operations at Mohegan Sun at Pocono Downs.

The Authority concluded that no adjustment to the purchase price accounting for Pocono Downs is required since the Amendment occurred subsequent to the end of the allocation period and the resolution of the matter was not considered to be a pre-acquisition contingency in the transaction. The Authority determined, however, that the Amendment should be recorded in the statement of income at the present value for the quarterly period ended September 30, 2006 (the period in which the settlement occurred and the fair value determined).

Furthermore, the Authority does not believe that there is a persuasively demonstrable, clear and direct link between the Amendment and the initial purchase price paid pursuant to the Purchase Agreement. The August 2006 Amendment reflects the occurrence of discrete circumstances that occurred subsequent to the purchase of Pocono Downs (i.e., the effective increase in the tax rate due to legal interpretation of the local share of the state tax, as well as the costs associated with the general delay in the issuing of licenses by the Commonwealth of Pennsylvania). In addition, the Authority does not consider the Amendment to be, in substance, a settlement over litigation of the Purchase Agreement since it is the subsequent tax legislation that was the substantive driver behind the settlement.

With respect to the property tax litigation, the Sellers’ indemnification obligation was eliminated as a result of the Amendment. However, the litigation was not yet at a stage where a loss could be reasonably estimated pursuant to SFAS No. 5 in the quarter ended September 30, 2006 (the period of Amendment). During the quarter ended March 31, 2007, the tentative settlement was reached and a loss could be reasonably estimated for inclusion in the financial statements for that quarter. The additional property tax of $3.3 million pertaining to the period from 2002 through 2007 was recorded in the Authority’s results from operations for the period ended March 31, 2007.

In addition, a liability of $575,000 was recognized in the original purchase price allocation in the second quarter of fiscal year 2005 for potential environmental conditions on the property. As noted above, pursuant to the Amendment, Sellers’ indemnification obligations for these environmental conditions were eliminated; however, our estimate of the liability did not change.

There were no other amended terms related to the pre-acquisition or other contingencies established at the time of the purchase in January 2005.

5.	We note your disclosure that a final settlement was reached in June 2007 between the various parties involved in a dispute with Downs Racing and based on the settlement Downs Racing is required to make agreed upon payments to the Wilkes-Barre Area School District for each tax year through 2015 totaling $18.2 million. Please tell us if you accrued for the total of this settlement amount as of September 30, 2007, and if not, please explain why you believe your accounting is appropriate.

Ms. Linda Cvrkel	April 10, 2009
Securities and Exchange Commission

Response: The dispute between Downs Racing and the Wilkes-Barre Area School District pertained to an appeal filed by the school district challenging the assessments of the real estate which comprises Mohegan Sun at Pocono Downs. The appeal involved the racetrack parcel only for tax years 2002 through 2006 and the entire racetrack complex for tax years 2007 and thereafter. The settlement resulted in a predetermined schedule of assessments for tax years 2002 through 2015 and corresponding payments to be made in lieu of taxes for each year. At the conclusion of this term, new assessments will be established by the Luzerne County Board of Assessment Appeals.

As of September 2007, additional payments pertaining to tax years prior to 2007 were made and were charged against net income. The property taxes for the remaining tax years are to be charged to net income when incurred. The Authority believes that this is the appropriate accounting treatment because these payments are the equivalent of ordinary property taxes that are used to fund annual fiscal budgets for local governments. Pursuant to Statement of Financial Accounting Concept No. 6, Elements of Financial Statements a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2), the Authority has not recorded a liability for all amounts that will be paid to the Wilkes-Barre School District as the Authority does not believe it currently has a present obligation to transfer assets to the Wilkes-Barre Area School District. Furthermore, the settlement agreement is enforceable and binding on Downs Racing and its successors. Based on this factor and because the remaining settlement will be utilized to fund future budgets of the local governments and does not pertain to past activities, only the property tax payments of $1.6 million and $3.5 million were charged against the income from operations for the fiscal years ended September 30, 2008 and 2007, respectively.

Note 14 – Mohegan Ventures – Northwest LLC (Cowlitz Project), page F-36

6.	We note from the last paragraph in this footnote that in May 2008, several determinations were made with regards to this project including an opinion received from BIA regarding the taking into trust of the land and the publishing by the BIA of a final environmental impact statements. It is unclear from your disclosure how these events impact your interest in the Cowlitz project and whether such events will have a positive or negative effect on the project as a whole. Please tell us, and revise future filings to clarify, if such events have furthered or hindered your interest in the Cowlitz project and to what extent you plan on continuing your involvement.

Response: As noted in your comment above, in Note 14 the Authority included a discussion of two events relating to the Cowlitz project that occurred during the fiscal year. These events were included for informational purposes and to provide a current update on the status and progress of the project. The publication of the Final Environmental Impact Statement by the BIA indicates that the Cowlitz Tribe’s land-into-trust application is continuing to move forward in the application process. This is simply an anticipated and normal interim step in the land-into-trust application process with no current material impact on the Authority’s interest in the project. Although the Cowlitz Tribe’s application is proceeding, there can be no assurances if or when such application will be approved or if a casino will ultimately be built on the Cowlitz site.

Ms. Linda Cvrkel	April 10, 2009
Securities and Exchange Commission

Similarly, the information relating to the BIA’s publication of its final rule regarding gaming on trust lands acquired after October 17, 1988 under the Indian Gaming Regulatory Act (IGRA) was included to provide an update on the regulatory environment relating to the project. While the disclosure indicates that a prior decision by the National Indian Gaming Commission is expected to be determinative, at least in part, of whether the Cowlitz Tribe qualifies for a certain exception allowing gaming under the rule, there is no guarantee that the parcel will be taken into trust. Nor is there any guarantee that any or all of the other components or approvals necessary for the Cowlitz Tribe to conduct gaming on the parcel will ultimately occur, or that litigation will not substantially delay or impede the project. Accordingly, the filing by the BIA of its final rule relating to IGRA is not an event that has a material impact on the Authority’s interest or continued involvement in the Cowlitz project.

In short, while the events discussed in Note 14 of the Authority’s filing are generally positive steps in furtherance of the project, the occurrence of the events do not materially change the Authority’s interest in or assessment of the Cowlitz project, nor do the events affect the extent to which the Authority plans on continuing its involvement in the project. The Authority intends to revise its future filings to add language to this effect to clarify the Authority’s involvement in the Cowlitz Project in light of such events. Additionally, as events relating to the Cowlitz project progress, the Authority intends to continue to update the information contained in its filings and disclose whether the Authority’s capital investment in, and anticipated return from, the project has materially changed.

Note 17 – Segment Reporting, page F-39

7.	We note from the first paragraph of note 17 that the company only has two operating segments – those being Mohegan Sun (comprised of the Connecticut entities) and Pocono Downs. We further note that the Connecticut entities are comprised of a golf and country club, casino/hotel, and a WNBA basketball franchise. Given the diverse nature of the Connecticut entities, it is unclear why each enterprise does not represent a separate operating or reporting segment. Considering the guidance on operating and reporting segments set forth in SF AS No. 131, please tell us why you believe it is appropriate to include the Connecticut entities in one reporting segment. As part of your response, please identify for us your operating segments and discuss the criteria followed in the aggregation of any of those operating segments. We may have further comment upon receipt of your response.

Response: The Authority believes that it has two operating segments: (i) Mohegan Sun, which includes the operations of the Mohegan Sun casino/hotel, the Connecticut Sun WNBA franchise and the Mohegan Sun Country Club at Pautipaug, or collectively the Connecticut entities; and (ii) Pocono Downs, which includes the operations of the Mohegan Sun at Pocono Downs casino/harness racing facility and several off-track wagering facilities, or collectively the Pocono Downs entities.

The Authority concluded it is adequate and appropriate to include the Connecticut Sun WNBA franchise and the Mohegan Sun Country Club within the Mohegan Sun operating segment because the Connecticut Sun WNBA franchise and the Mohegan Sun Country Club operations are immaterial to the Authority’s consolidated results and do not meet any of the

Ms. Linda Cvrkel	April 10, 2009
Securities and Exchange Commission

“quantitative thresholds” set forth in SFAS No. 131 (paragraph 18) for separate presentation, and the primary function of the Connecticut Sun WNBA franchise and the Mohegan Sun Country Club is to support/attract patronage at Mohegan Sun. See analytics below:

(in thousands)		For the Fiscal Year Ended September 30, 2008
MTGA Consolidated Statistics	Net revenues	$1,572,183
	Net income (loss)	$149,260
	Total assets	$2,362,905

			% of MTGA Consolidated Totals
WNBA Basketball Franchise Statistics	Net revenues	$4,813	0.3%
	Net income (loss)	$(1,803)	-1.2%
	Total assets	$5,177	0.2%

			% of MTGA Consolidated Totals
Mohegan Sun Country Club Statistics	Net revenues	$1,527	0.1%
	Net income (loss)	$(1,382)	-0.9%
	Total assets	$6,568	0.3%

In general, the Authority’s determination of its two operating segments is based primarily on the “management approach” as defined in SFAS No. 131 (paragraphs 4 and 5), as the Authority’s executive officers review and assess the performance and operating results and determine the proper allocation of resources to the Connecticut entities and the Pocono Downs entities on a separate basis. The Authority believes that both of its operating segments meet the definition of an “operating segment” as defined in SFAS No. 131 (paragraph 10).

Note 18 – Supplemental Condensed Consolidating Financial Statement Information, page F-40

8.	We note your disclosure that substantially all of the Authority’s outstanding public debt is fully and unconditionally guaranteed by certain subsidiaries of the Authority. Please confirm to us, and revise future filings to disclose, that the guarantees are also joint and several. See Rule 3-10(f) of Regulation S-X.

Response: We hereby confirm that future filings will disclose that the Authority’s outstanding public debt is guaranteed on a joint and several basis by the applicable subsidiaries of the Authority. Accordingly, in future filings, Note 18 – Supplemental Condensed Consolidating Financial Statement Information will disclose that “substantially all of the Authority’s outstanding public debt, including its 2005 Senior Notes, 2002 Senior Subordinated Notes, 2003 Senior Subordinated Notes, 2004 Senior Subordinated Notes and 2005 Senior Subordinated Notes, is fully and unconditionally guaranteed, on a joint and several basis, by the following subsidiaries of the Authority: MBC, Mohegan Ventures-NW, MCV-PA, the Pocono Downs Entities, Mohegan Golf, MVW, WTG and MTGA Gaming.”

Ms. Linda Cvrkel	April 10, 2009
Securities and Exchange Commission

Other

9.	We note that you have multiple ratios discussed in your liquidity section on page 74. Furthermore, given that you have public debt outstanding, please revise all future filings to include this Exhibit 12 in accordance with the guidance in Item 601(b)(12) and Item 503(d) of Regulation S-K, respectively.

Response: In future filings, beginning with our annual report on Form 10-K for the fiscal year ended September 30, 2009, we will include Exhibit 12 – Computation of Ratio of Earnings to Fixed Charges, as required by Item 601(b)(12) and Item 503(d) of Regulation S-K.

Form 10-Q for the fiscal quarter ended December 31, 2008

Note 5 – Commitments and Contingencies, page 17

10.	We note your disclosure in Note 5 that as of December 31, 2008, you had incurred $71.9 million on the Earth Expansion project. In light of your disclosure in Note 10 in Form 10-K for the year ended September 30, 2008 that you had incurred $58 million on this project, please tell us the nature of the additional costs incurred during the first quarter of fiscal 2009 and tell us how you accounted for these costs. Also, please explain to us why you incurred additional costs on the project during fiscal 2009 while your disclosures indicate that work on the project continues to be suspended. We may have further comment upon review of your response.

Response: The Authority disclosed in its Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (page 50, paragraph 6) that it anticipated “incurring an additional $69.5 million in connection with the Earth Expansion.” Part of these anticipated costs included capping costs for the suspended portion of the Earth Expansion project; the remainder of the projected costs pertained to the restoration of the Earth guest connector and the retail podium, which will connect the Winter Parking Garage to the Casino of the Earth. The costs during the three months ended December 31, 2008 on the Earth Expansion component of Project Horizon were incurred primarily to preserve the existing assets of the suspended elements during the suspension period. Such costs include those for the completion of architectural and engineering design drawings and the completion of shop drawings by subcontractors. Costs were also incurred for concrete slabs and foundations that were constructed to maintain structural stability and erosion control. All additional costs incurred during the three months ended December 31, 2008 relating to the project were capitalized and included in construction in process in our condensed consolidated balance sheet as of December 31, 2008.

* * * * *

At the request of the Staff, the Authority hereby acknowledges that: (i) the Authority is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Authority may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel	April 10, 2009
Securities and Exchange Commission

We hope that you find the foregoing fully responsive to your comments. Should you have any questions, please do not hesitate to contact me at (860) 862-6106 or Peter Roberti, Vice President of Finance, at (860) 862-3550.

Very truly yours,

/s/ Leo M. Chupaska
Leo M. Chupaska
Chief Financial Officer

cc:	Bruce S. Bozsum

Mitchell G. Etess

Jeffrey E. Hartmann

Peter J. Roberti

Scott C. Wells, Esq.

Carol Weld King, Esq.